Unilever United States, Inc. (Holding Company)
Index to Unaudited Interim Condensed Financial Statements

Condensed Statements of Operations for the Six-Month Periods Ended June 29, 2002 and June 30, 2001	2
Condensed Balance Sheets as of June 29, 2002 and December 31, 2001	3
Condensed Statements of Cash Flows for the Six-Month Periods Ended June 29, 2002 and June 30, 2001	4
Notes to Unaudited Interim Condensed Financial Statements	5

UNILEVER UNITED STATES, INC. (Holding Company)
Condensed Statements of Operations
For the Six-Month Periods ended June 29, 2002 and June 30, 2001
(Dollars in thousands)
(Unaudited)

	For the Six-Month Periods Ended
	June 29, 2002	June 30, 2001

Other (expense) income, net	$(13,854)	$ 1,418
Interest expense, net, with equity subsidiaries	(44,295)	(208,022)
Equity in pretax earnings (losses) of subsidiaries (including foreign exchange gain of $1,559,262 on investment in Mixhold in 2002)	2,282,636	(372,370)

Income (loss) before income taxes	2,224,487	(578,974)
Provision for income taxes	(241,210)	(61,518)

Net income (loss)	$1,983,277	$(640,492)

The accompanying notes are an integral part of these interim condensed financial statements.

UNILEVER UNITED STATES, INC. (Holding Company)
Condensed Balance Sheets
June 29, 2002 and December 31, 2001
(Dollars in thousands, except per share amounts)
(Unaudited)

ASSETS	June 29, 2002	December 31, 2001

Current assets:
Cash and cash equivalents	$1,068	$6,681
Loans to and receivables from affiliates and equity subsidiaries	4,406,034	19,435,910
Deferred income taxes	157,736	177,861
Other current assets	36,687	15,696

Total current assets	4,601,525	19,636,148

Property, plant and equipment, net	40,899	21,518
Investments in equity subsidiaries	15,598,681	14,150,394
Other assets	625,287	103,282

Total assets	$20,866,392	$33,911,342

LIABILITIES and STOCKHOLDERS' EQUITY

Current liabilities:
Accounts payable	$9,327	$17,339
Income taxes payable	35,864	73,933
Accrued liabilities	101,132	123,754
Loans from and payables to equity subsidiaries	7,410,272	21,813,121

Total current liabilities	7,556,595	22,028,147

Deferred income taxes	1,844,885	1,742,645
Other long-term liabilities	329,954	178,885

Total liabilities	9,731,434	23,949,677

Commitments & contingencies

Stockholders' equity:
Preferred stock, ($73.50 par value, 100,000 shares authorized, 182 shares issued and outstanding)	13	13
Class A Common stock, ($.33 par value, 9,000 shares authorized, 2,552 shares issued and outstanding)	1	1
Class B Common stock, ($.33 par value, 1,000 shares authorized, 304 shares issued and outstanding)	—	—
Additional paid-in capital	8,776,363	8,776,363
Retained earnings	2,522,091	1,106,288
Accumulated other comprehensive income (loss)	(163,510)	79,000

Total stockholders' equity	11,134,958	9,961,665

Total liabilities and stockholders' equity	$20,866,392	$33,911,342

The accompanying notes are an integral part of these interim condensed financial statements.

UNILEVER UNITED STATES, INC. (Holding Company)
Condensed Statements of Cash Flows
For the Six-Month Periods ended June 29, 2002 and June 30, 2001
(Dollars in thousands)
(Unaudited)

	For the Six-Month Periods Ended
	June 29, 2002	June 30, 2001

Cash flows from operating activities:
Net income (loss)	$1,983,277	$(640,492)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Equity in pretax losses (earnings) of subsidiaries	(2,282,636)	372,370
Depreciation	231	124
Provision (benefit) for deferred taxes	6,894	(31,097)
Change in assets and liabilities	59,799	179,572

Net cash used in operating activities	(232,435)	(119,523)

Cash flows from investing activities:
Additions to property, plant and equipment	(19,612)	(387)
Proceeds from disposal of property, plant and equipment	—	112
Increase in loans to equity subsidiaries	(1,078,628)	(1,310,059)
Purchase of Unilever N.V. shares and PLC ADRs	(16,962)	(652)
Proceeds on sale of Unilever N.V. shares	34,704	628

Net cash used in investing activities	(1,080,498)	(1,310,358)

Cash flows from financing activities:
Proceeds from loans from equity subsidiaries	1,307,320	1,430,068

Net cash provided by financing activities	1,307,320	1,430,068

Net increase (decrease) in cash and cash equivalents	(5,613)	187

Cash and cash equivalents at beginning of year	6,681	1,119

Cash and cash equivalents at end of the period	$1,068	$1,306

Non-cash investing/financing activities:
Settlement of loans to and from equity subsidiaries (see note 8)	$15,700,000	—

The accompanying notes are an integral part of these interim condensed financial statements.

UNILEVER UNITED STATES, INC. (Holding Company)
Notes to the Interim Condensed Financial Statements
(Dollars in thousands)
(Unaudited)

1.	Interim Condensed Financial Statements

The accompanying unaudited interim condensed financial statements of Unilever United States, Inc. (the "Company") on a stand-alone Holding Company basis included herein were prepared by management and reflect all adjustments which are, in the opinion of management, necessary to present fairly the financial position of the Company as of June 29, 2002, and the results of its operations and cash flows for the six-month periods ended June 29, 2002 and June 30, 2001 in accordance with generally accepted accounting principles in the United States of America. The Company operates on a thirteen week quarter convention, commonly referred to as "5-4-4" because of the number of weeks in each monthly reporting cycle. Operating results for the six-month period ended June 29, 2002 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2002.

These unaudited interim condensed financial statements should be read in conjunction with the audited financial statements of Unilever United States, Inc. (Holding Company), as of December 31, 2001 and December 31, 2000 and for the years ended December 31, 2001, 2000, and 1999, incorporated by reference in Unilever N.V. and Unilever PLC (collectively the "Unilever Group") Form F-3. The accompanying condensed balance sheet of the Company as of December 31, 2001 has been derived from the audited financial statements of the Company incorporated by reference in the Unilever Group's Form F-3.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. Except as described below, the accounting policies followed by the Company are set forth in the Notes to the Company's financial statements for the fiscal year ended December 31, 2001.

Certain prior year amounts have been reclassified to conform with current year presentation.
2.	Organization and Basis of Presentation

The accompanying unaudited interim condensed financial statements include the accounts of the Company on a stand-alone Holding Company basis. The Company publishes combined financial statements reflecting the consolidated accounts of itself and its wholly-owned subsidiaries, combined with the accounts of its affiliate, Dedoffer, BV, which financial statements are the Company's primary financial statements. Accordingly, these Holding Company financial statements are not intended to be the primary financial statements of the Company and its subsidiaries.

All of the common stock of the Company is owned by the Unilever Group. The Company has a specified guarantor relationship to the Unilever Group. As such, these accompanying unaudited interim condensed financial statements have been prepared solely for the inclusion with the consolidated financial statements of the Unilever Group and its subsidiaries and should be read in conjunction with those consolidated financial statements.

The Company has historically served as a holding company for the U.S. operations of the Unilever Group. Its wholly owned subsidiaries are accounted for in these Holding Company financial statements under the equity method. Pursuant to the equity method, the Company reflects its investment in its subsidiaries at original cost; adjusted to reflect the Company's share of the earnings (losses) of the subsidiaries and changes in the subsidiaries' capital and reduced to reflect dividends received from the subsidiaries. The Company's share of the pretax earnings (losses) of the subsidiaries is reflected as equity in pretax earnings (losses) of subsidiaries in the condensed statements of operations.

A description of the Company's wholly-owned subsidiaries follows:
Unilever Capital Corporation ("UCC") provides financing for the Company and the Unilever Group.
Indopco Holding, Inc. holds passive investments.
Tomopco, Inc. is an employee leasing company.
Unopco, Inc. holds certain trademarks.

UNILEVER UNITED STATES, INC. (Holding Company)
Notes to the Interim Condensed Financial Statements, Continued
(Dollars in thousands)
(Unaudited)

Conopco, Inc. is the principal operating subsidiary of the Company. The operating companies within Conopco are primarily engaged in the manufacturing, marketing and selling of home, personal care, food and beverage products. Such operating companies include Bestfoods, which operates in over 45 countries. On March 30, 2002, Conopco transferred its interests in certain Bestfoods foreign subsidiaries to Mixhold B.V., a subsidiary of the Unilever Group, in exchange for a preferred stock investment in Mixhold B.V. See Note 3 for a discussion on the impact of this change in structure.

3.	Equity Method Investments
Summarized Financial Information of Equity Subsidiaries

Summarized financial information for the equity method investments in aggregate at June 29, 2002 and December 31, 2001 and for the six-month periods ended June 29, 2002 and June 30, 2001 are as follows:

As of:	June 29, 2002	December 31, 2001

Current assets	$10,000,612	$ 25,125,668
Non-current assets	29,589,838	30,011,735
Current liabilities	16,485,752	32,987,535
Non-current liabilities	7,506,017	7,999,474

For the six-month periods ended:	June 29, 2002	June 30, 2001

Net sales	$5,482,819	$7,286,313
Gross profit	2,114,737	3,027,754
Foreign exchange gain on investment in Mixhold B.V.	1,559,262	—
Dividend income from Mixhold B.V.	145,724	—
Earnings (losses) before income taxes	2,282,636	(372,370)

Earnings (losses) before income taxes of the equity method investments includes $44,295 and $208,022 for the six-month periods ended June 29, 2002 and June 30, 2001, respectively, of interest income on loans to the Company, net of interest expense on loans from the Company.

During 2001 and 2002, the Company entered into business lease arrangements with certain foreign affiliates of the Unilever Group. Under these arrangements, the Company received lease income for the net operating results of certain of the Unilever Bestfoods international subsidiaries owned by the Company, rather than recording the individual sales and operating expenses of those subsidiaries in the Company's statement of operations. Business lease income resulting from these arrangements and recorded in equity in pretax earnings (losses) of subsidiaries for the six-month periods ended June 29, 2002 and June 30, 2001 was approximately $64 million and $22 million, respectively.

Change in structure

On March 30, 2002, wholly owned subsidiaries of the Company, transferred common stock, assets (including goodwill and other intangibles) and liabilities of several Bestfoods foreign operations into a newly formed Dutch holding company, Mixhold B.V., in exchange for cumulative, non-convertible, non-callable preferred shares of Mixhold B.V. with a redemption value of 12,375,100,000 Euros (approximately $10.8 billion U.S. dollars) at March 31, 2002. These preferred shares are redeemable on March 30, 2023; provide cumulative dividends at an annual rate of 5.24% and have priority over all classes of Mixhold B.V. stock. Upon non-payment of dividends or the redemption amount, the holders of the preferred shares shall have the right to elect a majority of the Mixhold B.V. board of directors. These preferred shares provide a 43% voting interest in Mixhold B.V. and are fully transferable subject to right of first refusal of other shareholders of Mixhold B.V. Simultaneous with the above transfer, Unilever N.V. contributed its operations (in many of the same countries as those of Bestfoods) to Mixhold B.V. for consideration consisting of all Mixhold B.V. common stock and cash. The transaction was completed to permit legal and operational integration of the businesses. Consequently, Unilever N.V., parent of the Company, controls Mixhold B.V.

On June 28, 2002, wholly owned subsidiaries of the Company transferred common stock, assets and liabilities of certain other foreign operations in Canada and the United Kingdom into another newly formed holding company, Unilever UK & CN Holdings, Ltd (a newly created entity, which is controlled by the Unilever Group) in exchange for cumulative, non-convertible, non-callable preferred shares of Unilever UK & CN Holdings, Ltd with a redemption value of 91,217,000 Pounds Sterling (approximately $0.1 billion U.S. dollars) at June 28, 2002. These preferred shares are also redeemable in 2023 and provide cumulative dividends at an annual rate of 5.53%.

UNILEVER UNITED STATES, INC. (Holding Company)
Notes to the Interim Condensed Financial Statements, Continued
(Dollars in thousands)
(Unaudited)

Management intends to hold all of these preferred shares until maturity. Accordingly, pursuant to the provisions of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", such investments are recorded at amortized cost (i.e. redemption value) and tested for impairment annually. The amortized cost is also adjusted for fluctuations in currency exchange rates. The carrying value of all of these preferred stock investments was $12.5 billion on June 29, 2002, and is recorded in non-current assets of equity subsidiaries.

The book basis of the preferred stock investments exceeds its tax basis by approximately $11.4 billion at June 29, 2002. Based on the Company's expected ability to realize the proceeds of the preferred stock investment at future dates when there is likely to be sufficient foreign tax credits to fully offset the U.S. tax and any withholding tax, no net deferred tax liability has been recognized on this basis difference. A significant deferred tax liability may be necessary if management's estimate changes in the future. Recognition of any future deferred tax liability on the preferred stock investment would be recognized in the income statement.

The difference between the book value of net assets transferred to Mixhold B.V. and Unilever UK & CN Holdings, Ltd and the value of the preferred stock received was approximately $567 million and has been reflected as a dividend to the Unilever Group for the period ended June 29, 2002.

A summary of the assets, liabilities and results of operations of the subsidiaries transferred by the Company's wholly owned equity subsidiaries to Mixhold B.V. and Unilever UK & CN Holdings, Ltd are as follows:

As of:	Date of Transfer	December 31, 2001

Current assets	$641,078	$751,057
Non-current assets	12,921,354	13,046,299
Current liabilities	790,393	878,439
Non-current liabilities	1,328,051	1,491,202

For the year-to-date period ended:	Date of Transfer	June 30, 2001

Net sales	$435,199	$1,855,725
Gross profit	125,519	716,027
Earnings before income taxes	68,381	352,225

The change in structure will result in the Company's equity subsidiaries no longer recording the sales and operating results related to these subsidiaries, but instead recording their accrual of the 5.24% and 5.53% fixed dividends from Mixhold B.V. and Unilever UK & CN Holdings, Ltd, respectively. In addition, the effect of translating the preferred shares to U.S. dollars amounted to a gain of approximately $1.6 billion for the period ended June 29, 2002, which is reflected in earnings before income taxes of the equity subsidiaries.

Acquisitions
During the six-month periods ended June 29, 2002 and June 30, 2001, there were no material acquisitions of businesses.
Dispositions

On May 6, 2002, the Unilever Group completed the sale of the worldwide DiverseyLever businesses to Johnson Professional Holding, Inc. and S.C. Johnson Commercial Markets, Inc. in a transaction valued at approximately $1.6 billion. Under the terms of the sale, a new entity has been created, called JohnsonDiversey, into which the worldwide DiverseyLever businesses were transferred. Initially, Johnson Professional Holding, Inc. will have management control and two-thirds ownership interest and the Unilever Group will have the remaining one-third interest. The Unilever Group has received approximately $1 billion in cash with the remaining balance receivable in the form of a loan note of approximately $300 million and the one-third equity interest in JohnsonDiversey valued at approximately $300 million. The Unilever Group's equity interest in JohnsonDiversey is intended to be divested to Johnson Professional Holding, Inc. over a five-year period. Proceeds related to the U.S. operations are approximately $244 million and a pretax gain on sale of approximately $63 million is included in the 2002 equity in pretax earnings (losses) of subsidiaries. Annual sales of the U.S. operations totaled approximately $367 million in fiscal year 2001. Sales for the six-month period ended June 30, 2001 were approximately $179 million and sales for the period January 1, 2002 to the date of disposal were approximately $119 million.

UNILEVER UNITED STATES, INC. (Holding Company)
Notes to the Interim Condensed Financial Statements, Continued
(Dollars in thousands)
(Unaudited)

Intention to Dispose

On July 1, 2002, the Unilever Group completed the previously announced sale of a number of North American food brands and related assets from the Bestfoods portfolio, primarily cooking oil products, corn starches, commodity oils and syrups to ACH Food Companies, Inc. for approximately $360 million. A pretax gain on sale of approximately $12 million will be recorded in equity in pretax earnings of subsidiaries during the third quarter of 2002. Combined annual U.S. sales totaled approximately $360 million in fiscal year 2001. Sales for the six-month period ended June 29, 2002 were approximately $144 million and sales for the six-month period ended June 30, 2001 were approximately $153 million.

New Accounting Pronouncements Adopted by the Company and its Equity Subsidiaries

On January 1, 2002, the Company's equity subsidiaries adopted the provisions of EITF Issue No. 01-09, "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products," which addresses the accounting for consideration given by a vendor or manufacturer to a customer including both a reseller of the vendor's products and an entity that purchases the vendor's products from a reseller. Beginning January 1, 2002, the equity subsidiaries classify certain types of customer discounts, coupons, slotting fees and cooperative advertising allowances made to wholesaler customers, as a reduction of sales rather than as selling expenses. In order to conform with current year presentation, the equity subsidiaries reclassified similar expenses for the six-month period ended June 30, 2001. The impact of the reclassification resulted in a reduction of sales and of selling, general and administrative expense of $417 million for the six-month period ended June 30, 2001. There was no effect on pretax income.

The Company and its equity subsidiaries have adopted SFAS No. 141 "Business Combinations" ("SFAS 141"). SFAS 141 requires the purchase method of accounting to be used for all business combinations initiated and/or completed after June 30, 2001. SFAS 141 also specifies criteria that must be met for intangible assets acquired to be recognized and reported apart from goodwill. The adoption of SFAS 141 did not impact the Company or its equity subsidiaries.

The Company and its equity subsidiaries have adopted SFAS No.142 "Goodwill and Other Intangible Assets" ("SFAS 142") as of January 1, 2002. SFAS No. 142 primarily addresses the accounting and disclosure for acquired goodwill and intangible assets. Under SFAS No. 142, goodwill and other intangibles that have indefinite useful lives will no longer be amortized, but will instead be tested at least annually for impairment. Intangible assets that have finite useful lives will continue to be amortized. Transitional impairment tests of the goodwill and indefinite lived intangibles as of January 1, 2002 did not require an adjustment of the carrying values of the assets. June 29th was the date selected for annual impairment testing. The results of testing at June 29, 2002 also did not require an adjustment to the carrying value of the assets.

Comparative earnings information of the equity subsidiaries is presented in the following table:

	Six-Month Periods Ended

	June 29, 2002	June 30, 2001

Reported pretax earnings (losses)	$2,282,636	$(372,370)

Goodwill amortization	—	509,035
Indefinite lived intangibles amortization	—	140,989

Total amortization	—	650,024

Comparable adjusted pretax earnings (losses)	$2,282,636	$277,654

As of June 29, 2002, the equity subsidiaries of the Company had net goodwill of $9,654,774 and net other intangible assets of $4,988,056. At December 31, 2001, the equity subsidiaries of the Company had net goodwill of $19,688,253, and net other intangible assets of $6,451,827.

On January 1, 2002, the Company and its equity subsidiaries adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and broadens the presentation of discontinued operations to include more disposal transactions. This statement is applied prospectively and had no impact on the Company's financial position or equity in earnings of subsidiaries as of or for the period ended June 29, 2002.

UNILEVER UNITED STATES, INC. (Holding Company)
Notes to the Interim Condensed Financial Statements, Continued
(Dollars in thousands)
(Unaudited)

Impact of New Accounting Pronouncements on Equity Subsidiaries

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. In accordance with SFAS No. 143, a legal obligation associated with the retirement of a tangible long-lived asset will be recognized as a liability when incurred and the amount of the liability will be measured at fair value. The adoption of this statement is not expected to have a material impact on the Company's financial statements.

On July 29, 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." The standard requires companies to recognize costs associated with exit or disposal activities when they are incurred, rather than at the date of a commitment to an exit or disposal plan. Costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. Accordingly, SFAS 146 may affect the timing of recognizing future restructuring costs as well as the amount recognized. SFAS 146 also establishes that the liability should initially be measured and recorded at fair value. Previous accounting guidance was provided by EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS 146 replaces Issue 94-3 and is required to be applied prospectively to exit or disposal activities initiated after December 31, 2002.

4.	Comprehensive Income (Loss)

Other comprehensive income (loss) refers to revenues, expenses, gains and losses that under accounting principles generally accepted in the United States of America are included directly in stockholders equity, net of tax.

	For the Six-Month Periods Ended
	June 29, 2002	June 30, 2001

Net income (loss)	$1,983,277	$(640,492)

Cumulative effect of change in accounting principle for derivative instruments (net of taxes of $21,457)	-	(36,538)
Amortization of cumulative effect for derivative instruments (net of taxes of $3,936 and $5,552)	6,701	9,454
Net unrealized gain on investments (net of tax expense of $975 and tax benefit of $3,082)	1,810	(5,723)
Foreign currency translation adjustment	(251,021)	(248,223)

Other comprehensive income (loss)	(242,510)	(281,030)

Total comprehensive income (loss)	$1,740,767	$(921,522)

5.	Fair Value of Financial Instruments

The following table presents the carrying value, which approximates fair value at June 29, 2002 and December 31, 2001, of the Company's financial instruments reportable pursuant to SFAS No. 107, "Disclosures about Fair Value of Financial Instruments."

	June 29, 2002	December 31, 2001

Assets:
Cash and cash equivalents	$1,068	$6,681
Investments	969	14,186
Loans to equity subsidiaries	976,712	15,598,084
Liabilities:
Loans from equity subsidiaries	$7,298,266	$21,690,946

UNILEVER UNITED STATES, INC. (Holding Company)
Notes to the Interim Condensed Financial Statements, Continued
(Dollars in thousands)
(Unaudited)

The following methods and assumptions were used to estimate the fair value for each class of financial instrument:
Cash and cash equivalents; Loans to and from equity subsidiaries
The carrying value approximates fair value because of the short-term nature of these instruments (See note 8).
Investments

The estimated fair value of investments is based on quoted market prices of these or similar instruments. Investments include Unilever N.V. shares and Unilever PLC ADRs held for Employee Stock Option and Purchase Plans.

6.	Income Taxes

The effective tax rate of 10.8% in the six-month period ended June 29, 2002 differs from the federal statutory rate of 35% due primarily to foreign exchange gains on which no tax will be incurred, as well as increases in taxes resulting from the gain on sale related to the DiverseyLever disposal and state taxes offset by decreases in taxes relating to foreign subsidiaries. The effective tax rate of (10.6%) for the six-month period ended June 30, 2001 primarily reflected the impact of non-deductible goodwill amortization, as well as the effects of state and foreign taxes.

7.	Commitments and Contingent Liabilities

The Company and its subsidiaries are party to various legal proceedings, environmental assessments and remediation activities, and other matters incidental to the operation of its businesses. It is not possible to determine precisely the ultimate costs, if any, of suits now pending or required site remediation. However, in the opinion of counsel and management, any liability under such actions, beyond that provided for at June 29, 2002, will not be material in relation to the balance sheet, results of operations or cash flows of the Company.

8.	Related-Party Transactions
The Company provides certain administrative, accounting and legal services to its equity method subsidiaries. The cost of which is charged to the equity subsidiaries.

The Company has demand loans payable to Unilever Capital Corporation at June 29, 2002 of $7,298,266 (December 31, 2001-$21,690,946), and demand loans receivable from Conopco, Inc. of $976,712 (December 31, 2001-$15,598,084). These loans are at interest rates of 1.8% and 1.9%, respectively, in 2002 (2001-6.5% and 6%). The condensed statements of operations for the six-month periods ended June 29, 2002 and June 30, 2001 include $44,295 and $208,022, respectively, of interest expense, net of interest income on these loans.

On May 31, 2002, in a series of non-cash transactions, the Company settled outstanding loans of $15.7 billion to Conopco and from UCC.

The Unilever Group is aware of its commitment to ensure that Unilever United States, Inc. is at all times in a position to meet its liabilities and cash requirements, at least for a period of not less than one year from September 27, 2002.

9.	Restructuring Programs

On February 22, 2000, the Unilever Group announced its "Path to Growth" strategy, a series of worldwide initiatives as part of a program to accelerate growth and expand margins. These initiatives consist of focusing resources on 400 key brands, closing certain manufacturing sites and reorganizing or divesting under-performing businesses. Consequently, as part of these initiatives, the Unilever Group's total worldwide workforce is expected to be reduced by approximately 10%, primarily in Europe and the Americas, over several years. The total costs related to these restructurings are expected to be incurred over a five-year period. The Company and its subsidiaries will continue to record charges for these costs and asset write-downs as plans related to its operations are finalized.

In addition, the Company's subsidiaries have undertaken certain restructuring activities in connection with the integration of Bestfoods.

Results of the equity subsidiaries, for the six-month periods ended June 29, 2002 and June 30, 2001, include restructuring charges and asset write-downs totaling approximately $60 million and $52 million, respectively, pursuant to these initiatives.